August 3, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:  Jennifer Thompson, Accounting Branch Chief

Re:	NRG Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 1-15891

Dear Ms. Thompson:

We hereby respond to the comments made by the Staff in your letter dated July 23, 2018 related to the above referenced filing of NRG Energy, Inc. (the “Company”). Since the Company and management are in possession of all the facts relating to the Company’s disclosure, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We look forward to working with the Staff and improving the disclosures in our filings.

The Staff’s comments, indicated in bold, and the Company’s responses are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 1 - Business

Portfolio optimization, page 11

1.              We note that during the first quarter of 2018 you entered into agreements to sell your full ownership interest in NRG Yield Inc., your renewables platform, the South Central business, Carlsbad Energy Center, and Buckthorn Solar.  Please tell us, if applicable, how you determined these operations did not qualify for held-for-sale and/or discontinued operations classification at both December 31, 2017 and March 31, 2018.  See ASC 360-10-45-9 and ASC 205-20-45-1.

ASC 360 states that a long-lived asset to be sold shall be classified as held for sale in the period in which all of the following criteria are met:

a)             Management, having the authority to approve the action, commits to a plan to sell the asset.

b)             The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.

c)              An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated.

d)             The sale of the asset is probable, transfer of the asset is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11. The term probable refers to a future sale that is likely to occur.

e)              The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value. The price at which a long-lived asset is being marketed is indicative of whether the entity currently has the intent and ability to sell the asset. A market price that is reasonable in relation to fair value indicates that the asset is available for immediate sale, whereas a market price in excess of fair value indicates that the asset is not available for immediate sale

f)               Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The following is a summary of the analysis for each of the announced transactions:

Transaction	Analysis at 12/31/2017	Analysis at 3/31/2018
Renewables/NRG Yield

As of December 31, 2017, the Company had received informal approval from the Board of Directors (“Board”) to negotiate a transaction at a specific price with a specific buyer. The Company notes the following:

1. Management was still negotiating the final transaction price and would have to go back to the Board for final approval before signing a deal.

2. A number of items in the agreement had yet to be resolved, which included termination rights for each of the involved parties (NRG Yield, Inc., NRG, the buyer) as well as potential expansion of the right of first offer (“ROFO”) assets to be included in the deal.

3. Given the latest tax reform, each party was still evaluating the deal economics as a result of the recent changes in tax laws.

Given these factors, management believed that the held for sale criteria a), d) and f) had not been met as of December 31, 2017.

On February 6, 2018, NRG and Global Infrastructure Partners (“GIP”) entered into a purchase and sale agreement for GIP to purchase NRG’s ownership in the Renewables platform and NRG Yield. The transaction is subject to various closing conditions, approval and consents.

Although the agreement had been executed, the following elements were still missing:

1. The transaction was subject to regulatory approval with the Federal Energy Regulatory Commission (“FERC”), Department of Energy, state utility regulators as well as clear an antitrust review under Hart-Scott-Rodino Antitrust Improvements Act (“HSR”).

2. The Company needed to obtain over 70 consents and notices that were in early stages.

3. The agreement provides a termination right if the impact of obtaining the required approvals and consents exceeds a specific amount.

Given these factors, the Company could not be certain that the sale would be completed within one year due to the length of time it could take to receive all the proper consents and approvals given the volume, and the risk that counterparties may request amendments to the related agreements that could result in a termination event under the purchase and sale agreement. As such, management believed that the held for sale criteria d) and f) had not been met as of March 31, 2018.

South Central

As of December 31, 2017, management was in the process of negotiating a deal with a potential buyer, who at that time had offered a price that was below the Company’s target transaction price that had been presented to its Board of Directors. Management continued to work on a proposal that would achieve the desired transaction price. Given the number of open items between both parties, the deal was uncertain as of December 31, 2017. Formal approval by the Board of Directors was required and had not yet occurred. As a result, management believed that the held for sale criteria a), d) and f) had not been met as of December 31, 2017.

On February 6, 2018, NRG entered into a purchase and sale agreement to sell the South Central business to Cleco Energy LLC (“Cleco”). Although the agreement had been executed, the transaction was subject to various closing conditions, consents and regulatory approvals including FERC, Public Utility Commission of Texas “(PUCT”), the Committee on Foreign Investments in the United States (“CFIUS”), the Louisiana Public Service Commission (“LPSC”) as well as clear an antitrust review under HSR. As of March 31, 2018, all of these approvals remained pending. Given that the length of each approval process is unknown, management was not certain that the sale would be completed within one year and the transaction could be withdrawn if such approvals are not obtained. Therefore, the held for sale criteria d) and f) had not been met as of March 31, 2018.

The Company notes that the sale of Buckthorn Solar was completed on March 30,2018 and is considered a sale of an entity under common control, as currently the Company controls both the selling subsidiary and the acquiring subsidiary (NRG Yield).  This is also the case for the proposed sale of Carlsbad Energy Center.  Because the Company continues to consolidate these entities, it has not considered them for held-for-sale treatment.  The Company expects to sell Carlsbad Energy Center to NRG Yield and accordingly, considers the sale to fall into the same analysis as Renewables /NRG Yield documented above, as the sale of Carlsbad Energy Center will become a third party transaction once the Renewables/NRG Yield sale is completed.

As of the date of this letter, the Company had obtained regulatory approvals for the Renewables/NRG Yield sale, but several critical counterparty consents are still pending approval for Renewables/NRG Yield and the Company cannot be certain that the transaction will not be delayed or significantly impacted by the resolution of these consents.  Accordingly, the held for sale criteria f) has not yet been met.  In addition, for the South Central transaction, FERC, LPSC and PUCT approvals remain outstanding. Under the procedural schedule adopted by LPSC, the hearing is scheduled for October 2018. There are multiple interveners in the docket and in order to give the parties more time to file testimony based on discovery responses, the applicants filed a motion to extend the procedural schedule. The Company cannot predict the timing of these approvals, based on the current status of each of the matters pending with each agency.  Accordingly, the held for sale criteria d) and f) have not yet been met.

Item 8 - Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 21 — Related Party Transactions

Service Agreement and Transition Services Agreement with GenOn, page 200

2.              We note that you have classified income from GenOn under the Services Agreement and Transition Services Agreement within continuing operations.  Please clarify how you determined these amounts should be included within continuing operations as opposed to discontinued operations.  Explain how you accounted for the Services Agreement prior to GenOn’s classification within discontinued operations.  In doing so, clarify if such amounts were eliminated in the consolidated financial statements as intra-entity transactions.

For the periods subsequent to the acquisition of GenOn in 2012, the Company accounted for the shared services agreement between NRG and GenOn as an intercompany arrangement that eliminated in consolidation, prior to the disposition of GenOn in June 2017 in connection with GenOn’s bankruptcy filing.  An NRG subsidiary recorded such amounts as Other Income — affiliate, as they do not relate to the entity’s recurring revenue generating activities, and GenOn recorded such amounts as General and Administrative Expense — affiliate, with the amounts eliminating in consolidation at NRG.  Upon the deconsolidation of GenOn, the expense was retained by GenOn while the income remained at NRG as NRG continues to provide transition services to GenOn.

In connection with the GenOn bankruptcy and the Restructuring Support Agreement signed between NRG and GenOn, the two entities entered into a Transition Services Agreement, or TSA.  The nature of the services provided is similar to the services provided through the shared services agreement that was in place prior to bankruptcy.  The length of the services agreements was expected to extend through June of 2018, with the opportunity to extend through September of 2018.  The Company referred to several interpretive sources when determining how to classify the income associated with the TSA.  These sources include the following:

1)             PwC Guide on Financial Statement Presentation — Chapter 27 “Discontinued Operations”

“Revenues and costs associated with transition services provided by an ongoing reporting entity to a disposed component after a disposition should not be reflected in the discontinued operations line item, but rather in continuing operations of the ongoing reporting entity. Each reporting entity must use judgment to determine appropriate classification of the revenues and costs (i.e., which income statement line item to include them in) within continuing operations.….”

2)             Deloitte publication, “A Roadmap to Reporting Discontinued Operations — Chapter 5 - Presentation of Discontinued Operations”

“ 5.3.7 Transition Services

When a component is sold or spun off, an entity often enters into agreements with the buyer or with the component to provide certain services to the component, usually for a specified period (e.g., one year). Such arrangements are often called “transition service arrangements.” The revenues and expenses associated with transition services provided to a discontinued operation after its disposal should be reported in continuing operations because such services are part of the entity’s continuing activities. The entity should use judgment in determining the income statement line item in which to report the income and expenses...”

Based on our review of the discontinued operations guidance, as well as interpretive guidance, the Company concluded that the amounts earned under the TSA should remain in continuing operations.

We hope that the foregoing has been responsive to your comments and await the Staff’s response.  Please contact David Callen, Senior Vice President and Chief Accounting Officer, at (609) 524-4734, Brian Curci, General Counsel, at (609) 524-5171, or me at (609) 524-5475 if you have questions regarding our responses or related matters.

Sincerely,

/s/ Kirkland B. Andrews

Kirkland B. Andrews
Executive Vice President and
Chief Financial Officer

cc:	Brian Curci, Esq., General Counsel, NRG Energy, Inc. David Callen, Senior Vice President and Chief Accounting Officer, NRG Energy, Inc.